Shepherd’s Finance, LLC

3508 Washington Road

McMurray, PA 15317

May 10, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Shepherd’s Finance, LLC – Form RW, Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-180727)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Shepherd’s Finance, LLC (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consents to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-180727), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Commission on April 13, 2012.

The Company requests withdrawal of the Registration Statement because the Registration Statement was filed inadvertently without the delaying amendment language set forth in Rule 473 promulgated under the Securities Act. The offering pursuant to the Registration Statement did not commence, none of the securities covered by the Registration Statement have been sold and no investor funds have been received. The Company will resubmit a Form S-1 Registration Statement covering the same securities with a corrected facing page.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as reasonably practicable.

Please fax a copy of the order granting withdrawal of the Registration Statement to the Company’s legal counsel, Baker, Donelson, Bearman, Caldwell & Berkowitz, PC at (404) 238-9626, Attention: Michael K. Rafter, Esq.

The Company requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions regarding this request for withdrawal, please contact Michael K. Rafter at (404) 443-6702.

Thank you for your attention to this matter.

Very truly yours,

/s/ Daniel M. Wallach

Daniel M. Wallach

Chief Executive Officer and Manager